This filing amends the Form 425 filed on January 24, 2023 to include certain legends and disclaimers, which were inadvertently omitted.

Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Global live event discussing Evoqua – January 23, 2022

Hi everyone. Welcome to our event today and thank you so much for joining here. A couple of quick reminders as we get started. If you’re joining remotely on a computer, we recommend that you use your Google Chrome browser and also that you disconnect from VPN for the best experience. You can submit questions through the comments, and if you see a question someone else wants that has been posed that you want answered ‘like it’ so we know it’s trending. And we’ve enabled captions to be inclusive for our non-native English speakers. They aren’t perfect, so bear with us. It’s machine technology and now overdue. Patrick to get started.

Thanks, Shani. Good day and thanks for all of you that are joining us on such short notice. And for all of you that will listen to this on replay. The purpose of the call is to talk about, I think, really exciting news that we announced just a few hours ago that we as Xylem have agreed to acquire Evoqua, the combination which I consider to be transformative. And I know the leadership team believes that as well, it’s going to bring broader solutions to our customers and communities to meet their most pressing and complex needs. We’re going to use our time together this morning to talk about why we’re joining together as two companies. We’re going to spend a little bit of time on who Evoqua is. There are more communications that are coming out over the course of the day and this week to help bring that more, more clear to you. I also encourage you all to listen to our call with investors that we had earlier today. And we’ll be posting that recording link on Xylem Now, but you can also find it on our website. But before we get started, I want to turn it over to Tom Pettit to give us a well-being. Tom. Good morning. Thanks, Patrick. Thank you. One of the best things that we can do. Where are you? Where are you today? I am in Minneapolis now. The home office. I’ve been traveling to visit a lot of our employees and sites.

And so just taking some time to get a lot of things done, and especially with this important week of this announcement and the planning that’s coming together. Thank you. So, team, one of the best things that we can do for our overall health and wellbeing is to spend a few minutes outside every day, especially when we’re busy and stressed. It’s important to make time to get outdoors, just to walk around the block, maybe sit on a bench. Spending just five minutes outside, hanging in the sun and the fresh air has a lot of tremendous benefits. It can boost our mood. It helps refresh our brain and our creative thinking and it improves our focus and attention. So let’s just be sure to take care of ourselves and get some fresh air every day. Thanks. And back to you, Patrick. Thank you, Tom. I would say even take more than five. So. You know, let me share with you all the big picture view on this combination with Evoqua. And over the past few days, I’ve spent a lot of time thinking about how this incredible opportunity began a long time ago. You’ve all heard me talk about the three major water challenges of our time and also the health, safety and economic prospects of millions, if not hundreds of millions of people around the world that are at risk because of really three areas, in my view.

One is scarcity, the access to water. Two, the resilience of our water systems around the world. And three, how do we help communities address this in an affordable way? As you know, water risks are increasing. As you all know, our mission to help our customers and communities solve those challenges and our strategy to tackle them is more prominent and paramount now than ever before. Now, we’ve said before that the industrial users of water is an area that we prioritize to grow our capabilities for several reasons. The first is it includes a number of high growth markets with critical water needs like life sciences, microelectronics, power and renewables, food and beverage. Those users of water are also some of the most complex water challenges that are being faced around the world. So I’m going to give you some examples here. Maintaining reliable, uninterrupted access to clean water, managing their water discharge, including remediating what we call forever chemical, PFAS. But there are a number of other contaminants that are out there, as well as government and public scrutiny on environmental performance is increasing the scrutiny and awareness on the industrial users of water. Together with Evoqua, we can solve those pain points and accelerate our mission to solve water. Now, many of us, not just myself and our leaders here, but around the company, have long admired Evoqua. They’ve been on this journey for quite some time as well, and they’ve got brands that go back more than 100 years and their history.

They are a leading provider of water treatment in North America, but also around the world. That’s a big opportunity for us to help them also grow internationally. And they have deep expertise delivering mission critical water and wastewater treatment and service solutions. I want to emphasize that because while we talk about industrial, they also have a deep footprint and capability in helping utilities solve their water challenges. Their portfolio is complementary to ours. They’re going to add leading positions in, again, a number of advanced treatment applications, along with a number of services offerings that are going to bring with that a really attractive level of recurring revenue to our base. We believe that when you combine our global scale and our geographic reach, the advanced solutions that we have together, the innovation engine that we both have and the leading presence across the entire water cycle, we are going to become the most powerful, positive force for solving water in the world. And I want to pause there for a moment because at the end of the day, that is what excites me and motivates me the most, is about where this combination is taking us on our journey and our mission and purpose as a company. Together, we will be one of the only companies in the world with our level of scale.

An impact and thought leadership. We’re going to do more for our customers and communities faster and at scale than we can ever do on our own. And we’re going to join together with a number of new colleagues that share our sense of mission and purpose and that are so excited about this combination. I do want to say that while today is impactful for we as Xylem, it’s life changing for our colleagues at Evoqua. And I want to make sure that we treat them that way and recognize that while we’re all excited. We need to be inclusive and understanding of the the feeling they have coming into this, which is excited, but also probably a little bit of melancholy along the way. I’m going to give you more of a sense of how our combination is going to increase the value that we bring to our customers and expand the reach of our offerings. So in industrial, we’re going to take Evoqua’s leading industrial business and we also have a sector collecting portfolio and global presence. It’s going to significantly expand our industrial technology capabilities and strengthen our customer relationships. It’s also going to extend their geographic reach by way of our global portfolio and access. And utilities. We’re going to bring utility customers more of their advanced treatment technology for these forever chemicals and emerging contaminants. And we’re going to add that to our broad portfolio of transport treatment and metering offerings.

And again, we’re going to leverage our global scale in terms of giving them access. Most of all, and those of us who’ve known Evoqua for quite some time and have had a chance to meet with our team over the last month or more: we have the top talent in the sector. And our aim is to bring this top talent together. And I really believe that together we’re going to create a magnet for even more talent. To come here to be motivated, developed and to really make an impact for our communities. So overall, in my view, the opportunity in front of us is nothing short of exceptional. Now, for those of you who haven’t looked at Evoqua before, here’s a little bit more about what you should know about them. Um. You know, we both been building an extraordinary business. We went public as a company. I guess 11 years ago. They did this about five years ago. They’ve also been on a journey of growth and building up their platform. They are a leading provider of treatment, solutions and services. They’ve got the largest network of treatment services professionals in North America. They also are very dedicated to customer delivery. And they built a very deep domain expertise in terms of what they would describe as entrepreneurial, entrepreneurial doers at their core, people that want to make things happen every day.

Now, for more than 100 years, they’ve served to protect water, the environment and their employees, and they’ve earned a tremendous reputation for quality, safety and reliability. They serve more than 38,000 industrial utility and commercial customers. At nearly 200,000 again, 200,000 installations worldwide. They operate from around 150 locations across nine countries. Their colleagues, 4500 strong. They take great pride in their focus on customer centricity. That’s around delivery solutions and services. Here’s something that I really want to make sure you all hear. Their products and services, their people, they transform and impact roughly 100 billion gallons of water every day. So think about the power of this combination. Our companies also share a number of similar core values. We both want to make a difference in the world. We want our work to matter and have an impact. Like us, Evoqua is very purpose driven and they’ve got innovation and sustainability at their core. We also know, again, that attracting, motivating and retaining key people is so important. We’re also both on the journey of creating very inclusive workplaces where each and every one of you, when you come to work every day or every hour of every day, you can bring your authentic self and you know that you’re in a safe place and that we’re here to help you recognize your full potential.

That’s very much something we’re looking to also do together as companies here. This combination is going to create a number of professional opportunities for both companies coming together. And we’ll talk more in a moment around what our thoughts are on integration. But, as a reminder, this deal is not done yet and it’s going to be a few more months before this transaction is complete. We expect that the transaction will close sometime middle of the year, but that’s not entirely within our control. And so with that, I now want to hand it over to Dorothy, who is our general counsel, to give some high level perspective on that where we are and the overall shopping mall map of things here. And then we’re also going to bring in Claudia to talk a little bit about integration. And Sandy will also share some perspectives on kind of investor reaction and financial value creation.

Thanks, Patrick. So again, the most important thing for us to remember is that until the transaction closes, which Patrick indicated is middle of 2023, Xylem and Evoqua will continue to operate as separate companies. And during that period of time we have guidance around how we speak and behave to ensure that we operate independently. We have to be careful so that we don’t impact the other side, directing the conduct of the other or speaking on the other’s behalf. Neither party can control the other’s business or share any competitive, sensitive information. Will publish those guidelines shortly with the integration team updates you’ll hear from Claudia about. But for now, here’s some high level do’s and don’ts. While it’s really natural to do things like connect and communicate with people of Evoqua, people that you may know or people that you run across through social media platforms like LinkedIn or others. We really ask that you hold off on reaching out to them at this time until the transaction is closed. Similarly, we ask that you not reach out to customers or suppliers to talk about the acquisition. For example, we cannot at this time have joint customer calls between Xylem and Evoqua. Our regional commercial and supply chain teams will manage outreach centrally and we’ll share further details with their teams on how that will proceed in the days ahead. Now we’ve posted talking points to use on a reactive only basis, meaning you should only use them to respond to customers and suppliers who bring up the acquisition with you. And if you’re contacted by media or investors, certainly we all follow this to the letter all the time. We decline to comment and we take their details and we refer them and their requests to Houston Spencer or Andrea Van der Berg. Thanks for your support on all these, and I’ll turn it over to Claudia.

Great. Thank you, Dorothy. So I hope you all, I know you all, heard the excitement in Patrick’s voice. And I just want to say, second, that I’m just absolutely thrilled. This is going to be an incredible company that will have the opportunity to build. I want to talk a little bit about integration and like it’s typical in these kind of transactions. You have an integration management team and we will have that team lead the planning and then the integration of the two businesses after the transaction is closed. We need a leader from our side and we will have a leader from Evoqua’s side and we have a leader among us that apparently has a hard time deciding whether or not he wants to retire. So we have decided that, Tony, given that he has really great experience of leading the integration management teams for other transaction, will represent Xylem as the leader. And then the Evoqua team will have a co leader, a counterpart from their side. Patrick touched on some of the integration protocols that are important to us already, but I want to do a little bit of a double click and there’ll be lots more information and also some written materials that you can refer back to on this. The first thing I would highlight is it is incredibly important for us, especially during the planning phase here over the first half of the year, to avoid business disruption and to make sure that we deliver for our customers and communities on our plan.

The second one is doing the planning effort. We will make sure that we align on plans and organizational structures that will help us realize the benefits of the transaction. We sometimes call this the capturing of the value, but it’s really about making sure that when these two companies come together, we are well equipped to get the benefit. And again, this is the benefit for us, the benefit for our customers and the benefit to our communities. Thirdly, we have two cultures that are centered around purpose and sustainability with a tremendous passion for making a difference in the world. And we want to capture the best of both cultures and both companies. And that’s another key integration principle. And embedded in that is also that we want to make sure we are going to be ready for day one when both companies actually come together and the transaction closes. Lastly, and Patrick referred to this already, we have a focus on people, both companies are people-centered companies, and we know that people and talent matter. And that means that we will communicate transparently to you, that we will communicate as early as we can and as often as we can. And I know everybody will have a lot of questions and we will get to those questions over time. And there’ll be a lot more information that will come this week and next. And with that, let me hand it back over to you, Patrick.

Sure. So, again, thanks. Thanks to both of you. And again, I’ve got Sandy here who can take some questions that we have on this kind of valuation and those kind of things. But before we go to Q&A, it’s really important that we stay focused to Claudia’s point on our purpose and what we can control, so that that integration principle, number one, which is each business delivering on their base plan and commitments, is critical. And I want to take the opportunity. I was remiss in not saying this before. If it were not for the just terrific work that you all did throughout 2022 and the fourth quarter to deliver on our commitments, we wouldn’t be having this conversation today. And so I want to thank you all, because everybody in this company has a role to play and you will. Delivering on those commitments was absolutely essential to us having the confidence and being able to get the support. Let’s make sure that as we welcome our Evoqua colleagues together, that they are colleagues and they’re going to be as excited but nervous about this as many of you may be. And let’s just make sure that we welcome them with open arms. Let’s make sure that we set the right tone upfront and be the best as you all are. It’s one of the things that I know many of our leaders talk about is defining the culture of this company. Is we care about each other and we have a common purpose.

Before we turn to Q&A. Again, you can obviously tell how excited I am, hopefully about this transaction. You know, we’ve been working on this for a while, you know, and it’s transformative and it’s really going to create a whole new set of possibilities for us to solve water and really fulfill our purpose. We’ve already together built an exceptional company, and this move just makes us that one more leg stronger. And we’re not done yet. So it builds a platform for future things that we want to do. I know that big changes like this can be disruptive. They can feel disruptive. You know, I always say that the cause of stress is when something that you thought you had control over. You don’t feel you have control over anymore. So it creates stress, good or bad. There’s going to be some of that for all of you. I get that. You know, join me in that regard. But we’re doing this from a position of strength. It’s a positive and it only creates tremendous opportunities for us. So this is an extraordinary moment in Xylem history and one that we continue to expect to write for the future. So now again, I want to hear what’s on your minds. I’ve got the entire senior leadership team with me in different locations around the world. And let’s just open it up. Let’s hear what’s in your mind.

Great. Thanks. And as a reminder for the questions that you have in the comments and if you see a question, someone else is posted, you also are interested in, like it, so we know it’s trending. Patrick, We’ve already gotten a couple of questions to get us started. So the first one is: how does our recently announced partnership with Idrica and this combination with Evoqua complement each other?

Oh, boy. So let me thank anyone and everyone who’s been involved in getting the Idrica partnership. It was a code name known as Paella for about the Spanish dish needs to be cooked. I’m going to actually ask Al to jump in here because you happen to be sitting here and you were knee deep in this from the very beginning. And I know I’ve got Matthew and also Hayati on the line here. But the combination of these two, I mean, there was a reason we didn’t do an official press release on Idrica was because we didn’t want to shine too much of a spotlight to our competitors around this. I’d rather us just go deliver and execute and really create tremendous value. But there is enormous synergy here of what we’re doing there, as well as with Evoqua, that we don’t even have built into our models here. So I’ll take a walk down memory lane along with Matthew and others on because I think most of our colleagues don’t even know what Idrica is.

Yeah, maybe leave it to Matthew since he’s actually there right now to talk about the details of that business. But what I want to do is just to say both of these transactions start with the same strategy that we’ve been focused on for the last couple of years. If you think back to our framework, driving customer success is our first pillar because we put customers in communities first. And in that pillar we’ve talked about wanting to strengthen our digital capabilities and also to strengthen our services capabilities. And each of these transactions takes a massive step forward in both of those areas. So I want, first of all, just to situate them in our strategy. The second is to say that both of those teams are really focused on making sure that we capture value from those individual partnerships. And so, again, going back to the integration principles, it’s about maintaining the business performance of the plan of all of the different companies. And so we’re staying focused on delivering what we said we would do on each transaction. The third thing I would say, though, is that there is tremendous synergy. When we mentioned Idrica to the team at Evoqua, they were so excited by what they saw because what they saw was the ability to pull together a lot of data streams and see the big picture in a very simple way. And that’s as important for industrial water customers as it is for municipal water customers. And so the devil will be in the details and the teams have a lot of hard work to get together to realize those potential synergies. But there’s tremendous excitement on all three parties’ behalf to really make sure that when we add one plus one plus one, that number adds up to way more than three in the eyes of our customers who have really complicated lives right now, trying to manage all of the different parts of their water cycle. Matthew, I know you, Hayati and Sai are over in Valencia right now. Do you want to add anything about Pinedale? Yeah.

Can you just maybe again, just really simply describe what they do? What problem are we solving by bringing them together and what we’re doing? And it’s good to see Matthew, Sai, say the two of you. Hey, Hayati is there. Hey. Yeah. Digital technology at work here. Can you hear it? Yeah. Hey, look, we have to divide and conquer, right? Is a senior leadership team, and Hayati, Sai and I are in Valencia, Spain, today, actually meeting with Idrica and talking how we how we make one plus one equal three. So why don’t we? Why don’t we just? So the one is because most so, Yeah. So I was going to do that. Idrica is a company located in Valencia, Spain. It’s a data management and analytics platform that was built out of a company called Global Omnium. And Global Omnium is a world leader in concessions, running 300 concessions globally. Obviously a big presence in Spain, but they saw a need over a decade ago to drive productivity in their utilities and they built this digital platform to enable that. And so we talk a lot about digital being an enabler. You know, it actually came up, I just completed a town hall here in Spain and we talked about it.

The platform has so much opportunity, but focus, focus, focus matters. And where we’re going to focus out of the gate is on water utilities, where there will be some continuity and some opportunity with Evoqua. But in the longer term, as we get into the building out the platform, it’s definitely scalable to industrial and commercial buildings. And so as we look at our long term roadmap, there’s a ton of synergy with Evoqua and what they’re trying to achieve, which I just laid out so well. Matthew, I think the, I know, the team wanted to do a press release. I’m so excited about the deal because we’re taking a minority position in the company with an opportunity to eventually acquire, if that’s where both sides go. And the only reason we didn’t announce was we didn’t really want this to become a big announcement in front of competitors because I’d rather we go deliver. And we obviously plan on having the Evoqua deal there as well. So we’ll be sharing a lot more with all of you here shortly and we’ll be sharing a lot more externally than we have at this point. Hayati, I see you leaning in. Do you want to add something?

Well, if we’re ready for the next question, something that’s trending high. So if you can talk about the market reaction to the announcement and if it surprised you and specifically our stock prices dropped about 10%. And so are you concerned about that? And do you see how long do you think it’ll take for it to recover?

No, no. I mean, the answer is no one is not surprised, not concerned, and not every time. But most times when you, and I’ll let Sandy speak up here. But most times when you have these kinds of offerings, especially that are stock based transactions, you will see the seller go up because there’s an implied transaction value that certainly Sandy can speak to. And there’s just uncertainty on the part of what I would say is equity dilution. We’re offering shares to the other side, so it’ll be time. The, I would say again, I don’t want to steal your thunder, but you know, the reactions from investors, at least from our analysts, have been very supportive, very positive. And again, I would just encourage you all to go back and listen to the investor call and hear what was on their mind. But, Sandy, over to you.

So before I jump in, first, I do want to shout out to groups of people. Number one, hopefully the people who worked very hard on this deal the past month haven’t crashed and gone to sleep and they’re able to actually listen to this meeting. So this was truly to get a deal to an announcement. Two big public companies coming together requires cross function collaboration, and that came out in full force. So legal, HR, finance, communications, people in the businesses all worked really hard to make this happen. So, so well done. Couldn’t have worked with a better crew to get to an announcement. Number two, important to recognize Evoqua was taking Xylem stock in this transaction, which is very powerful. That means they have a lot of confidence in our business and what we’re doing and our ability to generate stakeholder value not only for our investors but for all of our stakeholders. And so not every transaction can get done in stock because not every target is comfortable with that currency to trade with. So the fact that that was attracting to them is a real positive to the entire employee base at Xylem. So well done on that front.

We had about an hour long discussion with the analyst community that took place at 9:00 this morning. I think one of the most important questions on the call was, wow, this has been an idea for a while and congratulations for making that happen. And that means that the analyst community and investors understand the strategic rationale behind a deal. And that’s really, really important. And I think if you connect some dots to other things we’ve said on previous calls with investors, this will all make a lot of sense. Look, everybody would have liked to see a stock reaction green on all fronts. I wouldn’t read too much into it. It is not, certainly not, uncommon on announcement day for the target’s stock to go up and the purchase stock to go down. And the most important thing that we can continue to do is deliver on our results. And Claudia touched on this earlier, that the number one framework that we have is for both companies to deliver on their operating plans, because independently, we are both generating a lot of value for shareholders.

And so I would add, I mean, it was not embedded in the question, but Houston, who leads our communications team, who is just off camera, but he’s also typing away. He’s over there somewhere. We’ve also gotten a lot of media outreach, so there’s a lot of media enthusiasm around this, especially just the timing around things coming out of Davos last week, the COP discussions, infrastructure discussions. We got a lot of inquiries around that, both in media as well as on the investor side. So, look, you always have a lot of churn. You’re going to see a lot of churn, a lot of trading over the course of the of the coming days here. And that’s just the way these public company deals work.

So we have some questions about our colleagues who are customer facing first, asking if there are materials that they can use to talk to customers, and then are they restricted to using that material. And I want to get excited and share your excitement with customers. What is the guidance?

Yeah, so we’re going to come out with a very explicit guidance on that. Dorothy, I’m going to hand it over here in a moment. But yeah, I hate the terminology. It’s a US term that when you’re trying to get regulatory approval from an antitrust, meaning like, can these two companies come together? Now, the bottom line is we are largely complementary, so we don’t have a lot of overlap. So that’s why we think we’re going to get approval reasonably quickly. But there are certain rules that I won’t even use the US nomenclature and what they are. But the idea is that you can’t kind of get ahead of yourself with customers and suppliers and creating competitive advantage. But Dorothy, you want to give us some headlines now and then we’ll make sure we have that sent out to all of you.

Absolutely. So when can you start reaching out? Really, not until the transaction closes. They’ll be opportunities to reach out through the integration management team and to cross, discuss and engage with the Evoqua team on various aspects of both businesses, but not outwardly to external third parties. The transaction would need to close before we have really deep ongoing customer joint discussions. There will definitely be the rules of the road, do’s and don’ts, a good plan that will be included in our integration materials. We’re already putting the final touches on that now and then. Certainly there may be unique circumstances that come up that we need to weigh in that might not fit neatly within those boxes and myself and others on the SLT will definitely be available to answer those questions.

And Dorothy, I think it’s fair to say. For those that are listening live or replay and for the written record or recorded record, like what are we solving for? And what we’re solving for here is we’re all excited about getting this transaction approved, both ourselves and Evoqua. They’re taking a 25% roughly share in the new company, so they are equally excited as we are. And in order to get regulatory approval, we’ve got to make sure that we do not have any derailing in terms of antitrust approval. And so what does that mean for all of you? That means when you are, when we’re, if we do anything that in the eyes of the regulators doing their job—they perceive that we’ve created some competitive advantage for us and disadvantage for other competitors between now and the time that we say close, meaning like we’ve actually got regulatory approval and we’re now together. That’s what we’re trying to make sure that we avoid. So I’m not looking for any of you to be overly paranoid, but just understand that’s what we’re trying to protect ourselves against. We’re not trying to be bureaucratic. We want to make sure this deal gets approved and gets done.

Thanks, Patrick. And just to let everyone know, we’ve posted all of our communications materials in the Xylem Announcements group on Xylem Now. You can find some FAQs. There you can find reactive talking points for customer and supplier use that Dorothy mentioned. There we’ll be posting all other materials like legal guidance on do’s and don’ts there as well. And soon we’ll be setting up actually a SharePoint site on The Hub where you’ll also find that content. But for now, everything is in the Xylem Announcements group on Xylem Now. We have a lot more questions, but we’re at time, so we will definitely be following up on them.

We’ll take a few. We’ll take a few more. I know there were I think you may have noted there were a couple around, kind of just more of the integration side. And I think there was a general theme emerging there. And maybe I’ll just go ahead and hit a couple of them. This is a combination of two companies. So there are going to be synergies on both sides. There are going to be sites that we integrate, both ours and theirs. There are going to be manufacturing facilities. I mean, we’ve got cost synergies that we’ve announced of $140 million we’ve identified. Again, I’d encourage each of you to go and listen to our investor section. We’ve identified those three areas. We think that there are going to be meaningful procurement synergies between the two companies, both in terms of what we can buy together, but also where they’re buying products from competitors. Today, we would expect to roll those into ourselves, too. There are going to be opportunities around footprint that I’ve alluded to and those aren’t finalized, but we’re going to have a joint integration planning team comprised of both Xylem and Evoqua. And then third, they’re going to be continued synergies around and opportunities around G&A reduction. Most notably the fact that there will be duplicative public company cost, but there are other areas that we can learn from them and vice versa on back office reduction, but more to come. We’re going to keep you all updated on that as the planning team kicks off here. But I want to make sure, I want to reinforce to all of us this is really important that we welcome our Evoqua colleagues with open arms and we are doing this together.

And can I add one thing? Go ahead. I think I saw maybe one question about what, what if I support Evoqua today because they actually buy from us, Right. So that ordinary course support is not disrupted by this? Right. It can just continue. And so I just want to, I think I saw something on that and, I just want to make sure that I highlight that for our teams in the field.

And I think, Dorothy, you could punctuate that point when we send the materials out, the words are: do not disrupt the ordinary course of business. That doesn’t mean just not doing things. It also means like, don’t stop what we’re doing. It’s just business as usual. And we’ll keep you all apprised as the progress occurs. Anything else, Shani, before we before we wrap up, was there anything else that you saw trending even in the last couple of minutes?

There are questions about our brand approach and what are we going to rebrand their brands to ours and what are we going to do about our offerings that are overlapping. So I think that’s also in the spirit of people wanting to understand how we’re going to integrate them into the company. So I think maybe you can add with that general theme.

Yeah. Well, I think, again, more to come.

Speaker 4: Yeah. I think the integration management team will obviously look at that and they’ll be good workstreams on that and how we can best integrate the two businesses. So I don’t want us to think about it in terms of integrating Epsilon, integrating Evoqua into, I knew.

Epsilon was the code word for the project for the last however many months.

And it won’t be integrating in design. It will be combining the two businesses. And that’s the mindset that we should have going into this.

And I just want to make sure that as we close here, it is so important and I know in these moments when announcements are made, there’s a combination of excitement, there’s a combination of uncertainty, of questions around what things mean. First of all, the deal is not done yet. We still got to get regulatory approval. More importantly than that, or as importantly than that, is I just need every one of you to stay focused on what your commitments are and deliver every day as you’ve been doing, because that’s what matters most. Take control of what you control and we will keep you updated on everything else along the way. But this is an exciting day for all of us, and I hope you join me in sharing that excitement. This is the next chapter of this incredible enterprise called Xylem that you’ve all been a part of building. And with that, I wish you all well and all the best to you and your loved ones. Thank you.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (”Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.